

March 16, 2015

<u>Via E-mail</u>
Mr. David R. Lumley
Chief Executive Officer
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, Wisconsin 53562

> **Re: Spectrum Brands Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 21, 2014**
> **Form 10-Q for the Quarterly Period Ended December 28, 2014**
> **Filed February 5, 2015**
> **File No. 1-34757**
>
> **SB/RH Holdings, LLC**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 21, 2014**
> **File No. 333-192634-03**

Dear Mr. Lumley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Spectrum Brands Holdings, Inc.</u>

<u>Form 10-K for the Fiscal Year Ended September 30, 2014</u>

<u>Selected Financial Data, page 28</u>

1.   Please revise future filings to disclose cash dividends declared per common share during each of the last five fiscal years of the company. Refer to the Instructions to Item 301 of Regulation S-K.

Management Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Assets and Asset Impairment, page 49

2.   Please tell us and revise future filings to disclose the criteria you use to evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk, page 52

3.   We see disclosures in this section and at page 11 that "a substantial portion of our debt bears interest at variable rates." After reading the disclosures in your filing, including financial statement footnotes 6 and 7, we are unable to determine the specific interest rate terms for all of your outstanding debt, including the specific debt that has variable interest rate terms. Please tell us what the specific interest rate terms are for all your outstanding debt at September 30, 2014, as outlined in footnote 6 of your financial statements. Revise future filings to clearly disclose the interest rate terms of all outstanding debt at each balance sheet date presented in the filing.

Index to Consolidated Financial Statements and Financial Statement Schedule

Notes to Consolidated Financial Statements

Note 11. Segment Information, page 93

4.   We note your disclosure on page 14 indicating approximately 40% of your net sales were to customers outside the U.S. Please tell us how you have considered the disclosure requirements of FASB ASC 280-10-50-41(a) which indicates that if revenues from external customers attributable to any individual foreign country are material, those revenues must be separately disclosed. Revise future filings as necessary to comply with the referenced guidance.

5.   In a related matter, please revise future filings to disclose your basis for attributing revenues from external customers to individual countries.

Form 10-Q for the Quarterly Period Ended December 28, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 33

6.   We note the net change in operating assets and liabilities in the statements of cash flows
       during the first quarter of your fiscal 2014 and 2015 periods were negative. We also note
       you reported negative cash flows from operations during the same interim periods.
       Please revise your future filings to discuss the operational reasons for this condition and
       explain how the company intends to meet its cash requirements and maintain
       operations. Refer to Section IV.B.1 of Financial Release No. 34-48960 at:
       www.sec.gov/rules/interp/33-8350.htm

SB/RH Holdings, LLC

Form 10-K for the Fiscal Year Ended September 30, 2014

General

7.   Please address the comments above on Spectrum Brands Holdings, Inc.'s filings, as
       appropriate, in SB/RH Holdings, LLC's filings.

Index to Consolidated Financial Statements and Financial Statement Schedule

Notes to Consolidated Financial Statements

Note 18. Consolidating Financial Information, page 98

8.   Our understanding is that Spectrum Brands Inc. is the issuer of the 6.375% and 6.625%
       Notes as well as the 6.75% Notes and that its domestic subsidiaries and SB/RH Holdings,
       LLC are guarantors of the debt. Please confirm our understanding, if true. In addition,
       with respect to the referenced debt, please address the following:

       •   tell us your evaluation under Rule 3-10 of Regulation S-X in determining your
             required disclosures for the Notes, including how you meet the exceptions to the
             general rule of paragraph (a)(1) of Rule 3-10 of Regulation S-X;

- tell us your consideration of the need to include a separate column for the condensed consolidating financial information of the subsidiary issuer(s). Refer to Rule 3-10 (b) – (f) of Regulation S-X and
- given the current presentation of the Consolidating Financial Statements in Note 18 please explain how Spectrum Brands Inc. is in compliance with Exchange Act Rule 12h-5.

9. In a related matter, please tell us why you label the first column "Parent (without consolidated entities)" rather than "SB/RH Holdings, LLC (without consolidated entities)."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at 202-551-3761 or Jay Webb, Senior Accountant at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Maher at 202-551-3184 or Tim Buchmiller, Senior Attorney, at 202-551-3635 with any other questions.

Sincerely,

/s/ Jay Webb for

Kevin L. Vaughn
Accounting Branch Chief